UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015
Commission file number 001-12983

GENERAL CABLE SAVINGS PLAN
(Full Title of Plan)

GENERAL CABLE CORPORATION
4 Tesseneer Drive
Highland Heights, Kentucky 41076-9753
(Name of Issuer of securities held pursuant to the Plan)

General Cable
Savings Plan
Employer ID No.: 13-3064555
Plan Number: 009
Financial Statements as of and for the
Years Ended December 31, 2015 and 2014,
Supplemental Schedule as of December 31, 2015,
and Report of Independent Registered Public
Accounting Firm

GENERAL CABLE SAVINGS PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–12

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2015 —	13

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	14

NOTE:
All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors of General Cable Corporation,
the Retirement Plans Finance Committee and the Retirement Plans Administrative
Committee:

We have audited the accompanying statements of net assets available for benefits of the General Cable Savings Plan (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
June 27, 2016
Cincinnati, Ohio

GENERAL CABLE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS:
Participant-directed investment in General Cable Master Trust — fair value	$126,606,074	$131,509,767
Notes receivable from participants	10,259,851	10,589,311

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	136,865,925	142,099,078
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(237,518)	(573,750)

NET ASSETS AVAILABLE FOR BENEFITS	$136,628,407	$141,525,328
See notes to financial statements.

GENERAL CABLE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
ADDITIONS:
Contributions:
Employee	$5,582,576	$5,477,684
Employer	4,239,556	4,214,572
Rollover	155,724	137,935

Total contributions	9,977,856	9,830,191

Net investment (loss) / gain from General Cable Master Trust	(754,175)	5,237,755

Interest income on notes receivable from participants	470,414	447,964

Total additions - net	9,694,095	15,515,910

DEDUCTIONS:
Benefits paid to participants	(14,014,923)	(15,502,056)
Administrative expenses	(74,598)	(79,758)

Total deductions	(14,089,521)	(15,581,814)

TRANSFERS TO OTHER PLAN — Net	(501,495)	(497,696)

NET (DECREASE)	(4,896,921)	(563,600)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	141,525,328	142,088,928

End of year	$136,628,407	$141,525,328
See notes to financial statements.

GENERAL CABLE SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	DESCRIPTION OF THE PLAN
The following description of the General Cable Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.
General — The Plan is a defined contribution plan of General Cable Corporation (the “Company”) covering certain hourly employees of the Company or an affiliated company as determined by the terms of any applicable collective bargaining agreements. GK Technologies, Incorporated, a wholly owned subsidiary of the Company, is the Plan Sponsor. The Company and affiliated companies are participating employers. The Retirement Committees, appointed by the Board of Directors of the Company, control and manage the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Fidelity Management Trust Co. (“FMTC”) serves as the trustee and recordkeeper of the Plan. The General Cable Master Trust (“Master Trust”) has been established pursuant to a trust agreement between the Plan Sponsor and FMTC, as trustee of the Master Trust, in order to permit the commingling of trust assets of multiple employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by FMTC.
Contributions — Participants may contribute up to a certain percentage of their pre-tax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants may also make contributions on an after-tax basis (“Roth 401(k)”), subject to the same IRC limits when combined with their pre-tax contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollover”). The Company, at its discretion, may match a percentage of the participants’ pre-tax and/or Roth 401(k) contributions. The Plan provides for the Company to make a discretionary contribution to the Plan’s employee retirement account for participants who have completed one year of service. Employer contributions were net of forfeitures of $152,000 and $139,000 for the years ended December 31, 2015 and 2014, respectively.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s discretionary matching contribution, the Company’s discretionary retirement contribution, and Plan earnings. Each participant’s account is charged with withdrawals and an allocation of Plan losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investments — Participants direct the investments of their accounts into various investment options offered by the Plan. The Plan currently offers various mutual funds, a common/collective trust fund, and a Company common stock fund as investment options for participants.
Vesting — Participants are vested immediately in their contributions plus actual earnings thereon. The vesting of the Company’s discretionary retirement contribution portion of their account is based on years of continuous service.  Participants who were hired on or after July 1, 2000 adhere to a graded vesting policy where the participant is 100% vested after seven years of credited service or immediately upon attainment of age 65, age 55 with five years of service or death or retirement due to disability. Retirement contributions made on or after January 1, 2007 adhere to a graded vesting policy where the participant is 100% vested after six years of credited service or immediately upon attainment of age 65, age 55 with five years of service or death or retirement due to disability.
The vesting of the Company’s discretionary matching contribution portion of their account is based on years of continuous service. Participants who were hired on or after July 1, 2000, adhere to a graded vesting policy where the participant is 100% vested after four years of credited service or immediately upon attainment of age 65, or death or retirement due to disability.
Notes Receivable from Participants — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%, as determined by the Retirement Committees. Principal and interest are paid ratably through payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan Document.
In-Service Withdrawals — Prior to termination of employment, participants may make hardship withdrawals or withdrawals upon attainment of age 59 1/2, in accordance with the Plan Document.
Payment of Benefits — Upon retirement or other termination of employment, a participant’s vested account balance less any amount necessary to repay participant loans may be distributed to the participant, or in the case of death, to a designated beneficiary, in a lump-sum distribution.
Forfeited Accounts — As of December 31, 2015 and 2014, forfeited nonvested accounts totaled $31,388 and $31,670 respectively. Forfeitures are used to reduce future Company contributions to the Plan.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment instruments within the Master Trust including mutual funds, a common/collective trust fund, and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurement.
Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully benefit-responsive investment contracts. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared using the contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Valuation of Investments (Master Trust) — The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. See Note 3 for discussion on fair value measurement.
Administrative Expenses — Trustee and investment management fees are paid by the Plan. Other administrative expenses are paid by the Company. Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected in the investment return for such investments.
Payment of Benefits — Benefits are recorded when paid. There were no participants who elected to withdraw from the Plan but had not yet been paid at December 31, 2015 and 2014.
Transfers — In addition to this Plan, the Company also sponsors the General Cable Retirement and Savings Plan for Salaried Associates. If employees change their status during the year, their account balances are transferred into the corresponding Plan. For the years ended December 31, 2015 and 2014, account balances totaling a net $501,495 and $497,696, respectively, on the accompanying statements of changes in net assets available for benefits represent net transfers of participant account balances to the General Cable Retirement and Savings Plan for Salaried Associates.
New Accounting Standards Not Yet Effective — On May 1, 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”) which removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value within the fair value hierarchy table. Instead, a Plan would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. ASU 2015-07 is effective for public companies for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan has not elected to early adopt ASU 2015-07 as of December 31, 2015. The Plan intends to adopt ASU 2015-07 retrospectively as of December 31, 2016, as required. The Plan intends to present the investment disclosure required by this new guidance in Note 3, Fair Value Measurements. There will be no effect on the statements of net assets available for plan benefits or the changes therein.
In July 2015, FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirement to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. The Plan has not elected to early adopt ASU 2015-12 as of December 31, 2015. The Plan intends to adopt Part I and Part II of ASU 2015-12 retrospectively as of December 31, 2016, as required. Parts I and II will be reflected in the statements of assets available for benefits and in the notes to the financial statements. Certain historical disclosures that are no longer required will be removed.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques — Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following description of the valuation methodologies is used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.
Company common stock: The General Cable Stock Fund (“Company Stock Fund”) is comprised of shares of Company common stock and cash and is valued at fair value based on the fair value of the underlying investment in the Company common stock, using closing prices reported on the active market on which they are traded, and the cash portion.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Master Trust are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded.
Stable value fund: Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.
The following tables set forth by level within the fair value hierarchy a summary of the Master Trust’s portfolio investments (which include the assets of the Plan and of the General Cable Retirement and Savings Plan for Salaried Associates) measured at fair value on a recurring basis at December 31, 2015 and 2014.

	Fair Value Measurements at December 31, 2015
	Active Markets for Identical Assets Level 1	Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Mutual funds:
Domestic equity funds	$103,197,572	$—	$—	$103,197,572
Bond funds	19,151,954	—	—	19,151,954
International equity funds	12,071,908	—	—	12,071,908
Lifecycle funds	132,658,322	—	—	132,658,322
General Cable Stock Fund	—	13,074,228	—	13,074,228
Stable Value Fund	—	50,024,312	—	50,024,312
Total investments, at fair value	$267,079,756	$63,098,540	$—	$330,178,296

	Fair Value Measurements at December 31, 2014
	Active Markets for Identical Assets Level 1	Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Mutual funds:
Domestic equity funds	$113,077,922	$—	$—	$113,077,922
Bond funds	23,300,352	—	—	23,300,352
International equity funds	12,444,128	—	—	12,444,128
Lifecycle funds	135,112,863	—	—	135,112,863
General Cable Stock Fund	—	11,421,755	—	11,421,755
Stable Value Fund	—	54,871,604	—	54,871,604
Total investments, at fair value	$283,935,265	$66,293,359	$—	$350,228,624
Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2015 and 2014, there were no transfers between levels.

4.	INVESTMENTS
The Master Trust’s investments that represented 5% or more of the Master Trust’s net assets available for benefits as of December 31, 2015 and 2014 are as follows:

	December 31, 2015	December 31, 2014
* Stable value fund **	$49,528,700	$53,637,163
Vanguard Institutional Index Fund	29,285,495	30,615,464
Vanguard Target Retirement Date 2020	28,484,399	31,354,678
AF Growth of America R5 Fund	24,927,452	25,238,088
Vanguard Target Retirement Date 2025	24,528,762	23,697,157
Vanguard Target Retirement Date 2030	20,575,060	19,476,839
Vanguard Target Retirement Date 2035 ***	17,983,117	—
ABF Large Cap Value PA Fund	17,211,664	21,801,855

* Represents party-in-interest
** At contract value
*** Investment did not exceed 5% at December 31, 2014
During the year ended December 31, 2015, the Plan’s investment in the Master Trust depreciated by $(6,450,663), excluding interest and dividends. During the year ended December 31, 2014, the Plan's investment in the Master Trust appreciated in value by $532,075, excluding interest and dividends.

5.	STABLE VALUE FUND
The Stable Value Fund is a collective trust fund managed by FMTC. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Stable Value Fund’s constant net asset value (“NAV”) of $1 per unit. Distribution to the Stable Value Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Stable Value Fund on a monthly basis, when paid. It is the policy of the Stable Value Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Stable Value Fund will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Stable Value Fund, plus earnings, less participant withdrawals and administrative expenses. The Stable Value Fund imposes certain restrictions on the Plan, and the Stable Value Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Stable Value Fund to transact at less than contract value is not probable.
Limitations on the Ability of the Stable Value Fund to Transact at Contract Value:
Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Stable Value Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•	Any communication given to Plan participants designed to influence a participant not to invest in the Stable Value Fund or to transfer assets out of the Stable Value Fund;

•	Any transfer of assets from the Stable Value Fund directly into a competing investment option;

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions; or

•	Complete or partial termination of the Plan or its merger with another plan.
Circumstances That Impact the Stable Value Fund — The Stable Value Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to the Stable Value Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.
The wrap contracts generally contain provisions that limit the ability of the Stable Value Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Stable Value Fund or the administration of the Stable Value Fund that is not consented to by the wrap issuer;

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Stable Value Fund’s cash flow; and

•	Employer-initiated transactions by participating plans as described above.
In the event that wrap contracts fail to perform as intended, the Stable Value Fund’s NAV may decline if the market value of its assets declines. The Stable Value Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.
The Stable Value Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Stable Value Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Stable Value Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain of the underlying investments of the Plan’s investment in the Master Trust are held in shares of mutual funds and units of the Stable Value Fund managed by FMTC. FMTC is the trustee, as defined by the Plan and associated trust agreement and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were funded from the expense ratios of the various funds.
As of December 31, 2015 and 2014, the Plan held 1,953,338 and 1,398,363 units, respectively, of the General Cable Stock Fund which includes cash and common stock of General Cable Corporation, a participating employer, with a cost basis of $7,963,516 and $6,961,868, respectively. During the years ended December 31, 2015 and 2014, the Plan recorded dividend income of $225,614 and $165,401 associated with this investment, respectively.
Notes receivable from participants in the amount of $10,259,851 and $10,589,311 were outstanding at December 31, 2015 and 2014, respectively.

7.	PLAN TERMINATION
Although it has not expressed any intention to do so, other than described in Note 11, and subject to the terms of any applicable collective bargaining agreements, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA by duly adopted written resolution of the Board of Directors of the Plan Sponsor. In the event of termination, the assets of the Plan credited to each participant’s account become fully vested and non-forfeitable and the Plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

8.	INTEREST IN MASTER TRUST
Certain of the Plan’s investment assets are held in a trust account at the Trustee and consist of an undivided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the General Cable Retirement and Savings Plan for Salaried Associates, another plan sponsored by the Company, for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The investments of the Master Trust at December 31, 2015 and 2014 are summarized as follows:

	2015	2014
Investments — whose fair value is determined based on quoted market prices:
Common/collective trust fund	$50,024,312	$54,871,604
Mutual funds	267,079,756	283,935,265
Common stock fund	13,074,228	11,421,755
Net assets of the General Cable Master Trust — fair value	330,178,296	350,228,624
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(495,612)	(1,234,442)
Net assets of the General Cable Master Trust	$329,682,684	$348,994,182
Plan’s interest in net assets of the General Cable Master Trust — contract value	$126,368,556	$130,936,017
Plan’s interest in Master Trust as a percentage of the total	38%	38%
The net investment (loss) / gain of the Master Trust for the years ended December 31, 2015 and 2014 is summarized below:

	2015	2014
Dividend and interest income	$15,337,401	$14,060,065
Net (depreciation) / appreciation in fair value of investments whose fair value was determined based on quoted market prices:
Mutual funds	(17,036,714)	7,976,103
Common stock fund	(1,158,708)	(8,117,166)
Net (depreciation) in fair value of investments	(18,195,422)	(141,063)
Investment (loss) / gain of General Cable Master Trust	$(2,858,021)	$13,919,002

9.	NET ASSET VALUE (NAV) PER SHARE
In accordance with ASU No. 2009-12, the Plan should include disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net asset value per share as of December 31, 2015 and 2014. The estimated fair value of the Stable Value Fund is net asset value. The use of net asset value as a fair value is deemed appropriate as the Stable Value Fund does not have a finite life, unfunded commitments or significant restrictions on redemptions.

10.	FEDERAL INCOME TAX STATUS
The IRS has determined and informed the Company by a letter dated April 25, 2016, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan sponsor believes the Plan is designed and being administered in accordance with the IRC. Therefore, no provision for income taxes is included in the accompanying financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

11.	SUBSEQUENT EVENTS
Effective July 22, 2016, the Plan sponsor will merge the Plan and the General Cable Retirement and Savings Plan for Salaried Associates, another plan sponsored by the Company, into one single plan named the General Cable Savings and Investment Plan (the "SIP"). Under the SIP, the Company's retirement contribution will change to 3% of eligible pay for all employees and be renamed the Company Core contribution. The SIP will also standardize the Company's matching contributions to 50% on the first 6% of eligible pay for all employee contributions. The SIP also allows for employees to be immediately eligible to receive and become vested in both the Company Core and matching contributions. The SIP will no longer allow for new contributions into the General Cable Stock Fund but all historical contributions will remain invested in that fund based on the employees' discretion.

12.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$136,628,407	$141,525,328
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	237,518	573,750
Certain deemed distributions of participant loans	(908,598)	(935,275)
Net assets available for benefits per Form 5500	$135,957,327	$141,163,803
For the year ended December 31, 2015, the following is a reconciliation of net investment gain per the financial statements to the Form 5500:

Total net investment loss per the financial statements	$(754,175)
Less change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(336,232)
Add interest income on notes receivable from participants	470,414
Less interest on deemed distributions of participant loans	(76,453)

Total loss on investments per the Form 5500	$(696,446)

For the year ended December 31, 2015, the following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Total benefits paid to participants per the financial statements	$14,014,923
Less previously deemed distributions of participant loans	(130,599)
Add deemed distributions of participant loans	27,467

Total distributions to participants per the Form 5500	$13,911,791

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SUPPLEMENTAL SCHEDULE

GENERAL CABLE SAVINGS PLAN
Employer ID No: 13-3064555
Plan No: 009
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015

Identity of Issuer/Description of Investment	Current Value
* Active loans to participants — notes receivable, with interest rates ranging from 3.25% to 11.50%, maturing through November 2024	$9,351,253

$9,351,253

* Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL CABLE SAVINGS PLAN

Date: June 27, 2016	By:	/s/ Elizabeth Mlekush
	Name:	Elizabeth Mlekush
	Title:	Chairman, Retirement Plans Administrative Committee

EXHIBIT INDEX

Exhibit Number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm for General Cable Savings Plan